Lightspeed to acquire Vend to power global retail expansion

Omnichannel commerce leader grows customer base by more than 20,000 customer locations worldwide, entrenches leadership position in Asia-Pacific

MONTREAL, March 11th, 2021 - Lightspeed POS Inc. (NYSE: LSPD) (TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced it has entered into a definitive agreement to acquire Vend Limited (Vend), a cloud-based retail management software company. The acquisition strengthens Lightspeed’s global retail base and reinforces the company as a premier omnichannel retail platform worldwide for high-performing small and medium-sized businesses.

The acquisition also builds on Lightspeed’s foothold in Asia-Pacific, approximately doubling the company’s customer base and expanding its retail footprint in that region. The combination of Lightspeed with the talent and technology of Vend, widely acknowledged as providing one of the foremost retail products on the market, will help to further growth by ultimately providing the Vend customer base access to the company’s broader commerce solutions, such as Lightspeed Payments, Lightspeed eCommerce, Lightspeed Loyalty, as well as future access to the Lightspeed Supplier Network.

Subsequent to the closing of the acquisition, Lightspeed will serve as the technology partner of choice for over 135,0001 customer locations2 worldwide as small and medium-sized businesses increasingly turn to the company’s innovative, cloud-based platforms ahead of highly-anticipated economic reopenings in both the retail and hospitality industries. Building on the landmark acquisition of ShopKeep, Lightspeed intends to leverage Vend’s complementary modern technology stack and user experience capabilities to continue to deliver the most advanced commerce capabilities to retailers around the world.

“Lightspeed’s mission is to ignite the potential of businesses to enrich the communities they serve, whether they are beloved local neighborhoods or the thriving metropolitan cities we are eager to see bustling with crowds once again,” said Dax Dasilva, Founder and CEO of Lightspeed. “We are thrilled to partner with Vend, a team that matches Lightspeed’s passion for retail. That combined drive will position our global retail base of high-performing businesses for success as they emerge from a truly transformational period in the history of modern commerce.”

“Lightspeed’s global excellence and commitment to community is inspirational to Vend,” says Ana Wight, CEO of Vend. “By joining forces, we will power the global transformation of retail and pour our unparalleled collective efforts into the success of our retailers at this pivotal moment in our industry. As a New Zealand-based company, we’re proud to be globally recognized for the product and company we have built and are excited about this next step in our journey.”
1 Figure based on December 31, 2020 reported numbers.
2 Key performance indicator.

Details of transaction:

Vend generated revenue of approximately $34 million and GTV3 of more than $7 billion in the trailing twelve month period ending December 31st, 2020. Lightspeed will acquire Vend for total estimated consideration of approximately $350 million, satisfied by way of payment on closing of approximately $192.5 million in cash and the issuance of subordinate voting shares in the capital of Lightspeed valued at approximately $157.5 million. The deal, which is subject to customary closing conditions and post-closing working capital adjustment, is expected to close towards the end of April, subject to the receipt of applicable regulatory approvals.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in North America, Europe, and Australia.

For more information, please visit: lightspeedhq.com

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Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Customer Locations. "Customer Location" means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites.

Gross Transaction Volume. "Gross Transaction Volume" or GTV" means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes.

3 Key performance indicator.

Forward-Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook, and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, key performance indicators, market position, expected acquisition outcomes and synergies, performance, achievements, prospects or opportunities, the markets in which we operate and our and Vend’s customers is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.